ANNUAL AND SPECIAL GENERAL MEETING OF HOLDERS
OF COMMON SHARES OF PACIFIC RIM MINING CORP.
August 26, 2009

REPORT OF VOTING RESULTS

Pacific Rim Mining Corp. (the “Company”) wishes to report under section 11.3 of National Instrument 51-102, the voting results of its Annual and Special General Meeting (the “Meeting”) held on August 26, 2009, as set forth below. Details of the matters considered at such meeting are contained in the Company’s Information Circular dated as at July 22, 2009 and filed on SEDAR.

Common Shares represented at the Meeting:	77,082,871
Total issued and outstanding Common Shares as at the Record Date:	118,050,308
Percentage of issued and outstanding shares represented at the Meeting:	65.30%

1.	Number of Directors

The number of directors of the Company was determined at five (5).

2.	Election of Directors

The following nominees were elected as directors to hold office for the ensuing year or until their successors are elected or appointed:

Catherine McLeod-Seltzer
Thomas Shrake
Anthony J. Petrina
William Myckatyn
David K. Fagin

3.	Appointment and Remuneration of Auditors

PricewaterhouseCoopers LLP was appointed auditors for the Company for the ensuing year and the directors of the Company were authorized to determine their remuneration.

4.	Amendment of Shareholder Rights Plan Agreement

The shareholders voted, by ballot, on a motion to approve the adoption of an amended and restated shareholder rights plan agreement which amends certain provisions of the Company’s existing shareholder rights plan agreement.

For the motion:	24,557,280 (78.02%)
Against the motion:	6,917,109 (21.98%)

5.	Approval of 2006 Evergreen Incentive Stock Option Plan

The shareholders voted, by ballot, on a motion to approve the Company’s existing 2006 Evergreen Incentive Stock Option Plan and all unallocated options thereunder.

For the motion:	24,128,446 (76.66%)
Against the motion:	7,345,944 (23.34%)

6.	Amendment of 2006 Evergreen Incentive Stock Option Plan Regarding Reorganizations, and Going Private and Spin-Out Transactions

The shareholders voted, by ballot, on a motion to approve the adoption of certain amendments to the 2006 Evergreen Incentive Stock Option Plan regarding reorganizations, going private and spin-out transactions.

For the motion:	29,473,877 (93.64%)
Against the motion:	2,000,512 (6.36%)

7.	Amendment to Terms of Certain Warrants Outstanding

The shareholders voted, by ballot, on a motion to approve the extension of the expiry dates from August 29, 2009 to August 29, 2010 of certain outstanding share purchase warrants, including warrants held, directly or indirectly, by insiders of the Company.

For the motion:	28,378,665 (92.65%)
Against the motion:	2,249,725 (7.35%)

DATED August 26, 2009

PACIFIC RIM MINING CORP.

Per:	/s/ Ronda Fullerton

Ronda Fullerton
Corporate Secretary

#1050 - 625 Howe Street, Vancouver, BC, Canada V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978 Toll Free 888-775-7097
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com